

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

October 23, 2009

Michael L. Kubacki
President and Chief Executive Officer
Lakeland Financial Corporation
202 East Center Street
P.O. Box 1387
Warsaw, IN 46581-1387

> **Re:** **Lakeland Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-11487**

Dear Mr. Kubacki:

We have reviewed your response letter dated October 2, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Bonus, page 18 of Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 3 in our letter dated September 11, 2009. Please confirm that you will disclose in future filings the specific individual performance targets utilized in determining compensation (e.g., for Mr. Smith in 2008, the budgeted growth goals for commercial loans, commercial deposits and related fees). To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain

the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Long-Term Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 4 in our letter dated September 11, 2009. We also note the payout amounts awarded for the 2006-2008 Performance Period and the disclosure on page 20 regarding the considerations the committee made in determining to pay out the awards. In future filings, please describe in greater detail the specific elements of company and individual performance that were achieved that led to the particular payout amounts awarded in each relevant period. Refer to Items 402(b)(2)(vi) and (vii) of Regulation S-K.

Grants of Plan-Based Awards, page 24 of Definitive Proxy Statement on Schedule 14A

3.   We note your response to comment 5 in our letter dated September 11, 2009. Please tell the staff why you have not included the estimated future payouts under the Long-Term Incentive Plan for the 2009-2011 Performance Period. Refer to Item 402(d)(2)(iv) of Regulation S-K. We note that the target share awards for the 2009-2011 Performance Period are disclosed on page 20.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Robert M. Fleetwood, Esq., Barack Ferrazzano